Exhibit 99.2

ASML Holding N.V.

Remuneration Report

Contents

6	Message of the Supervisory Board

7	The Remuneration Committee

8	2010 Remuneration Policy - Board of Management

14	2014 Remuneration Policy and expected developments with regard to remuneration 2014

16	2013 Remuneration - Board of Management

21	2013 Remuneration - Supervisory Board

ASML HOLDING N.V. - REMUNERATION REPORT 2013

Message of the Supervisory Board

Dear Shareholders, dear Stakeholders,

We are pleased to present the Remuneration Report over the financial year 2013 (“the Report”). In this report you will find information on the remuneration details of the Board of Management and the Supervisory Board of ASML Holding N.V. (“ASML” or “the Company”), based on the Remuneration Policy as adopted at the Annual Meeting of Shareholders on March 24, 2010 (the “2010 Remuneration Policy”). This Report will provide a summary of the 2010 Remuneration Policy and its application in 2013.

At the Annual General Meeting of Shareholders on April 24, 2013, a new Remuneration Policy was adopted by the shareholders, which has become effective on January 1, 2014 (the “2014 Remuneration Policy”). The 2014 Remuneration Policy builds on the core principles that have served us well for more than ten years:

•	Transparent - the policy and its execution need to be clear and practical;
•

Aligned - the remuneration needs to be fully aligned with the ASML business needs; in the 2014 Remuneration Policy it was added that there should be alignment between the remuneration policies for Board of Management and senior management;

•	Long-term - the incentives to management need to focus on long-term value creation;
•	Compliant - ASML adopts the highest standards of good corporate governance; and
•	Simple - this principle was added to ensure the policy and its execution are as simple as possible and easily understandable to all stakeholders.

Some elements of the 2014 Remuneration Policy were already applied in 2013 to ensure a smooth transition from the 2010 to the 2014 Remuneration Policy. These deviations from the 2010 Remuneration Policy are disclosed in the section “2010 Remuneration Policy - Board of Management”. This Report also includes an outlook for 2014, in which the main elements of the 2014 Remuneration Policy are addressed.

In order to adequately support the Supervisory Board the Remuneration Committee met several times in 2013. An important topic addressed by the Remuneration Committee were the consequences of the amended appointment of Eric Meurice for 2013 and the consequences of the appointment of Peter Wennink and Martin van den Brink as Presidents of ASML. In addition to approving and submitting the 2014 Remuneration Policy for adoption, the Supervisory Board decided upon the following main topics as prepared by the Remuneration Committee:

•	The performance levels achieved in 2013 and the corresponding variable remuneration pay-out;
•	The conditions for the long term incentive (LTI) award 2013 - 2015 and the applicable performance peer group;
•	The performance measures applicable for the variable remuneration 2013;
•	The adjustments of the base salary levels in 2013, which were in line with the budget for senior management;
•	The 2013 appointment amendment and 2014 mutual consent termination of the employment agreement with Eric Meurice on the conclusion of his activities as CEO of ASML;
•	The Presidents’ remuneration per July 1, 2013;
•	The new CFO’s remuneration per December 1, 2013; and
•	The preparation of the implementation of the 2014 Remuneration Policy.

Finally, we would like to express a few words of gratitude. Mr. Westerburgen retired at last year’s Annual General Meeting and we would like to thank him for his valued contribution in his role as Chairman of the Remuneration Committee over the past ten years.

We trust this report is sufficiently clear in outlining the details of the Board of Management and Supervisory Board remuneration in the financial year 2013.

The Supervisory Board

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The Remuneration Committee

The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the 2010 Remuneration Policy as adopted by the General Meeting of Shareholders on March 24, 2010. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. In 2013, Wolfgang Ziebart succeeded Jos Westerburgen as chairman and forms the Remuneration Committee together with Hendrika (Ieke) C.J. van den Burg and Pauline F.M. van der Meer Mohr.

Responsibilities of the Remuneration Committee

The Remuneration Committee:

•	Oversees the development and implementation of compensation and benefits programs for the members of the Board of Management;
•

Reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;

•

Evaluates the achievements of the Board of Management with respect to the short and long-term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The full Supervisory Board evaluates the qualitative performance criteria. Furthermore, the Remuneration Committee recommends to the Supervisory Board the resulting compensation levels for the members of the Board of Management, based on this evaluation;

•	Conducts internal pay relativity analyses in order to assure appropriate pay differentials among the Company;
•	Analyzes possible outcomes of the variable remuneration components and assesses how they may affect the remuneration for the Board of Management (scenario analyses); and
•	Reviews and proposes the remuneration of the Supervisory Board.

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as posted on the website www.asml.com.

Activities during 2013

In 2013, the Remuneration Committee met 5 times in scheduled meetings and several times on an ad-hoc basis. The Remuneration Committee meets without the Board of Management being present.

Role of the external advisor

The external advisor to the Remuneration Committee does not perform any other services for the Board of Management.

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2010 Remuneration Policy - Board of Management

In this section, an overview is provided of the 2010 Remuneration Policy for the Board of Management.

The following table provides an overview of the 2010 Remuneration Policy as applied in 2013. Please note that in anticipation of the 2014 Remuneration Policy and after its adoption by the AGM, some exceptions have been made to ensure a smooth transition from the 2010 Remuneration Policy to the 2014 Remuneration Policy. Any deviation is disclosed in this Report.

2010 Remuneration Policy
Base salary	•	Derived from the median level of the benchmark on Total Direct Compensation (conducted once every two years).
	•	The Remuneration Committee considers the appropriateness of any change in base salary in light of the market levels, as well as salary adjustments for other ASML employees.
Short term incentive	•	On target levels (as % of base salary):
	–	Chief Executive Officer: 75% (equal to maximum STI)[1]
	–	Other members Board of Management: 60% (equal to maximum STI)
	•	Four targets are set on a semi-annual and two on an annual basis.
	•	Annual payout in cash, determined by the performance on five quantitative objectives (weighted 80% in total) and one qualitative objective (weighted 20% in total).
Long term incentive	•	On target levels (as % of base salary):
	–	Chief Executive Officer: 80%
	–	Other members Board of Management: 80%
	•	Maximum award is 146.25% of base salary.
	•	Annual award, vesting is determined by both a quantitative (ROAIC - weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.
Pension benefits	•	Positioned in line with common market practice of companies included in the AEX index.

1	Per July 1st 2013, both Presidents, including the CEO, accepted an at target STI of 60 percent in accordance with the 2014 Remuneration Policy.

Philosophy and objectives

The 2010 Remuneration Policy is such that it will enable ASML to continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. Furthermore, the 2010 Remuneration Policy supports a long-term focus of the Board of Management and ensures alignment of performance criteria to ASML’s strategy.

Reference market

Given the international composition of ASML’s business as well as ASML’s Board of Management, Total Direct Compensation (which consists of base salary, short and long-term incentives) is measured against the market median of appropriate top executive reference markets. These benchmark assessments are, in principle, conducted once every two years. In the year that no benchmark assessment is conducted, the Supervisory Board considers the appropriateness of any change of base salary in light of the market environment as well as the salary adjustments for other ASML employees.

For the market assessment, the reference market consists of a group of European companies mainly in the ICT and Technology sector. Size parameters that are taken into account when interpreting the comparability of potential reference companies include revenue, the number of employees and market capitalization.

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In the 2010 Remuneration Policy, the European reference market consists of the following companies:

Company
Alcatel-Lucent	KPN
ASM International	LogicaCMG
Atos Origin	Logitech
Cap Gemini	Nokia Siemens Networks
Capita Group	NXP
Computacenter	Randstad
DSM	Reed Elsevier
Gemalto	SAP
Imtech	St Microelectronics
Infineon Technologies	Wolters Kluwer

The reference market is reviewed and verified every two years by the Supervisory Board in order to ensure the appropriateness of its composition. In the 2014 Remuneration Policy, the reference group was fundamentally reviewed by the Remuneration Committee and changes to the reference group were approved by the Supervisory Board and adopted by the AGM.

The adjustments to the reference group relate to the changed size of ASML as well as the transparency of available data. All companies that do not disclose remuneration levels and policies for their Board of Management have been excluded. Details of the changes in the reference group can be found in the 2014 remuneration policy as published on the ASML website.

Base salary

The level of base salary is not separately benchmarked, but derived from the median level of the benchmark on Total Direct Compensation as described above.

Base salary increase, effective January 1, 2013, was set at three percent for all members of the Board of Management. This percentage is equal to the budget for base salary increases for ASML’s senior management.

Short-term incentive (STI)

The annual performance-related cash incentive has an on target level of 75 percent of base salary for the CEO and 60 percent for the other members of the Board of Management. Please note that to ensure a smooth transition to the 2014 Remuneration Policy, both Presidents (including the CEO) have accepted a target STI of 60 percent per July 1, 2013 in accordance with the 2014 Remuneration Policy and therewith follow the target and maximum STI percentages that apply to the other members of the Board of Management.

The payouts are pro-rated on a linear basis to the level of achievement of six performance criteria. For each performance criterion challenging but realistic targets are set (both for ‘on target’ and ‘threshold’ performance - for below threshold performance for the respective performance criterion no payout will occur). The performance target setting and performance evaluation is conducted in cooperation with the relevant committees of the Supervisory Board. The technology target is set and evaluated in cooperation with the Technology and Strategy Committee, whereas financial targets are set and evaluated in cooperation with the Audit Committee. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

The short-term performance criteria, which refer to financial and other parameters that are used to drive the business, are listed in the table below.

Of the five quantitative performance criteria (number 1-5), three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. The Technology Leadership Index includes quantitative and qualitative elements. The qualitative target (number 6) is based on the achievement of agreed key objectives. This short-term qualitative target for 2013 was transferred to the long-term incentive and excluded from the STI.

The weighting of the quantitative criteria, but also the emphasis of specific drivers of these criteria, may change from time to time in order to be fully aligned with the strategic priorities in any given year. All targets were set in advance and no retrospective target setting has taken place. The overall payout is annual and the cash incentive is accrued during the performance period.

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	On target payout (as % of base salary)

Financial	CEO[1]	Other members of the Board of Management[1]

1 Direct Material Margin on New Systems	12%	9.6%
2 Total Company Cost Base	12%	9.6%
3 Operating Cash Flow	12%	9.6%

Non-financial

4 Technology Leadership Index	12%	9.6%
5 Market Position	12%	9.6%
6 Qualitative target based on agreed key objectives	15%	12%

Total	75%	60%

1	Per July 1st 2013, both Presidents, including the CEO, accepted an at target STI of 60 percent in accordance with the 2014 Remuneration Policy.
2	In setting the short-term performance criteria for 2013, the Supervisory Board decided to set the cash related target (item 3) for 2013 consisting of: Operating Cash Flow H1 2013 (weight 25%), Operating Cash Flow H2 2013 (weight 25%) and Cash Conversion Cycle FY 2013 (weighted 50%). In anticipation of the 2014 Remuneration Policy, the Supervisory Board deviates from the 2010 Policy and decided to set the Technology Leadership Index target (item 4) on an annual instead of on a semi-annual basis. The short-term qualitative target (item 6) for 2013 was transferred to the long-term incentive and excluded from the STI. The relative weights of the remaining STI measures (items 1-5) changed accordingly.

Long-term incentive (LTI)

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. Performance relative to these targets is measured over a period of three calendar years. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of LTI outcomes.

ASML defines and sets stretching targets. The maximum number of performance shares to be conditionally awarded equals 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). For on target achievement, the value of performance shares will be 80 percent of base salary.

The cost to the Company is calculated based on the maximum amount of shares that can be awarded and spread over the three-year performance period. Any difference between the actual achievement after three years and the maximum achievement will be adjusted after the final performance year.

The exact number of performance shares that becomes unconditional will be calculated at the end of the performance period, based on a predefined payout matrix (performance incentive zone).

The performance measures for obtaining performance shares are:

A. ASML’s relative Return on Average Invested Capital (ROAIC) position compared to the Peer Group (weighted 80 percent).

B. A qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20 percent).

A. ROAIC as performance measure

ROAIC provides ASML’s rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words, ROAIC is a fundamental metric to measure the value creation of the Company. In order to calculate ROAIC two components will be used: Net Operating Profit After Tax (NOPAT) and Average Invested Capital (AIC). ROAIC is determined by dividing the three-year average income (loss) from operations less provision for (benefit from) income taxes by the three-year average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less short-term investments, less current liabilities.

The composition of the Peer Group, which is used for the measurement of ASML’s relative ROAIC position in 2013, is presented in the table below. The Peer Group consists of a number of globally active companies in primarily the semiconductor industry that compete for shareholder preference.

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ROAIC Peer Group

Company

Advanced Energy	Joy Global

Applied Materials	KLA-Tencor

ASM International	LAM Research

Caterpillar	MKS Instruments

Teradyne	Rockwell Collins

The Peer Group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of their composition. The Supervisory Board may make adjustments to this ROAIC Peer Group on the basis of market circumstances (mergers, acquisitions, or other corporate activities). In 2013 Cymer was replaced by Teradyne according to the rules governing the substitutions of peer group companies for the LTI performance cycles of 2011, 2012 and 2013.

B. Qualitative target

The 2010 policy included one qualitative target related to technology. For the purpose of a smooth transition, the Supervisory Board decided to include two qualitative targets in accordance with the 2014 Remuneration Policy. In 2014 the qualitative targets relate to technology and sustainability. The aggregate weight of both measures remains 20%.

Performance incentive zone

The number of performance shares that become unconditional is dependent on the relative ROAIC performance of ASML (over a three-year period) and the evaluation of the qualitative target by the Supervisory Board (over a three-year period). The LTI payout matrix for the 2013 conditional grant is reflected in the table below. At the beginning of each three-year performance cycle the LTI payout matrix (for that cycle) is set.

Calculation method

For the determination of the number of performance shares that will be conditionally awarded, the maximum achievable value of 146.25% of base salary is divided by the value of one performance share at grant date in the respective year.

The value of a performance share is calculated at the begining of the performance period, on the day of the publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying share during the three preceding years and applying a discount of 30%.

LTI Payout matrix

	Payout as a % of base salary

		Qualitative target Overachieved	Qualitative target Achieved	Qualitative target Not achieved

Relative ROAIC position (quantitative)	1	146.25%	133%	117%
	2	146.25%	133%	117%
	3	146.25%	133%	117%
	4	121.25%	108%	92%
	5	121.25%	108%	92%
	6	93.25%	80%	64%
	7	77.25%	64%	48%
	8	65.25%	52%	36%
	9	57.25%	44%	28%
	10	29.25%	16%	0%
	11	29.25%	16%	0%

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Vesting and holding period

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the Board of Management member will retain the shares for at least two years after the date the award becomes unconditional or until the termination of employment, whichever period is shorter. The period before the Board of Management member obtains full rights to the shares will be five years in total.

Insofar as taxation is due in respect of the unconditionally awarded shares, the Board of Management member will be allowed to sell unconditionally awarded shares with a value equal to the amount of the tax due (“sell to cover”).

Pensions

The pension arrangement for the Board of Management is aligned with the excedent arrangement for ASML employees in The Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. Pensionable income is base salary only. Risk premiums for (temporary) survivors pensions are paid separately by the employer. The employee contribution in the plan is set at 4 percent of the pension base (pensionable income minus Witteveen-threshold)1.

Other benefits and expense reimbursements

In addition to the pension benefits mentioned earlier, the members of the Board of Management also receive other benefits and expense reimbursements, such as company car costs, travel expenses, social security costs, health and disability insurance costs, representation allowances and housing costs for some members (gross amount before taxes).

Claw Back, Ultimum Remedium, Scenario Analyses

In order to comply with the highest standards of corporate governance the employment contracts of the Board of Management members include Ultimate Remedium and Claw Back provisions as well as a Change of Control arrangement, as referred to below.

Extensive scenario analyses of the possible outcomes of the variable remuneration components and their effect on the remuneration of the Board of Management are conducted once every two years. For this purpose, the effect of different performance scenario’s on the level and composition of the remuneration have been analyzed and used for the definition of the Remuneration Policy 2014.

Terms of appointment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years. Messrs. Peter T.F.M. Wennink and Martin A. van den Brink’s appointment to the Board of Management was for an indefinite period of time, as their initial appointment took place before 2004. Upon notification to the 2014 AGM, the appointment terms of Messrs. Wennink and Van den Brink will be changed into definite terms of four years.

Severance arrangement

If the Company gives notice of termination of the employment agreement or management services agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. In the case of notice of termination for other reasons, a severance payment equal to one annual base salary will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement or management services agreement due to a significant difference of opinion between the respective member of the Board of Management and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

1)	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. The Witteveen-threshold for 2013 is Euro 13,227.00.

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Change of control

Board of Management members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination due to a change in control or if the Board of Management gives notice of termination, which is directly related to such change of control and such notice is given within twelve months from the date on which the change of control occurs.

The Change of Control provision up until 2013 includes a mitigation of the pay-out under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction. The LTI plan rules have been amended as to comply with the new 2014 law on change of control.

Loans

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management.

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2014 Remuneration Policy and expected developments with regard to remuneration 2014

Effective January 1, 2014 the 2014 Remuneration Policy as adopted at the General Meeting of Shareholders on April 24, 2013 has been implemented. Please find below an overview of the main differences compared to the 2010 Remuneration Policy.

Internal alignment

The targets and objectives for Board of Management members are better aligned with those set for senior management. Also, the Supervisory Board will have more freedom to adapt the earned variable pay to Company overall profit performance, to reflect a better relation with the overall employee profit sharing system. The 2014 Remuneration Policy includes a modifier on the STI pay-out that is connected to the profit sharing program for employees. In applying the modifier, the Supervisory Board will take into account the pay-out under the profit sharing scheme for all ASML employees. The modifier gives the Supervisory Board the discretionary power to adjust the Board of Management’s STI pay-out upward (10%) or downward (20%).

Reference group and market benchmark

ASML offers a remuneration package that is competitive as compared to a relevant labor market. In the 2014 Remuneration Policy the benchmark is based on a new selection of companies, driven by criteria of size, relative comparability in terms of complexity, data transparency and geography.

Enterprise Value (“EV”) has been used as the primary parameter in determining the relative size of the reference group. EV is a comprehensive measure including the total value of the company at any given point in time. The Supervisory Board has selected three categories of reference companies - larger companies, companies of more or less the same size and smaller companies. The median market level has been selected as a reference in determining the level of pay for the Board of Management.

All reference companies are Dutch or European and reflect a similar remuneration culture as the one applicable at ASML. Finally, the vast majority of reference group data is publicly available in order to allow transparency and accountability to all stakeholders. In principle, the benchmark is conducted every two years. In the year without a market assessment, the Supervisory Board considers the appropriateness of any change of base salary in light of the market environment and the salary adjustments for other ASML employees.

The Supervisory Board reviews the composition of the reference group every two years. Substantial changes applied to the composition of the reference group will be submitted to shareholders.

As a guiding principle, the ASML Total Direct Compensation (“TDC”) at the target level is benchmarked against the median TDC level of the reference group. TDC consists of base salary, an STI and an LTI.

Base salary

As compared to the reference group, the Supervisory Board sets the base salary for 2014 slightly higher and the variable compensation slightly lower than that of the median numbers. The reasons for this difference, which is a shift as compared to the previous policy, are twofold. The first is the desired internal alignment, not only in remuneration levels, but also in structure. The second is the conviction of ASML that performance incentives should be sufficient to drive desired behavior, but should also be sufficiently modest to eliminate the risk of negative side effects. A strong focus on long term shareholder value creation remains a crucial part of the remuneration policy through the design of and conditions pertaining to the LTI.

Variable Income (STI and LTI)

The main objective of the variable income is to create long term value, while balancing the short term needs of the Company. The members of the Board of Management have the potential to earn an STI and an LTI to ensure continued short term operational excellence whilst safeguarding the value creation on the long term. Five STI performance targets are set yearly and reviewed semi-annual. Two of these five targets are set in the areas of Technology and Customer

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performance. Three STI performance targets are financially driven, focused on the income needed to create long term shareholder value.

The LTI performance measures follow the same principle and continue to reward long-term return on average invested capital (ROAIC); additional long term targets relating to Technology as well as Sustainability have been added. The relative weight of these targets may change over time.

The LTI is granted in shares, which are awarded after a three-year performance period, but restricted for another two years. The value of one conditional share is calculated as the (volume weighted) average share price of ASML during the fourth quarter of the year before grant. The previously applied calculation method, based on the average share price of ASML in the three years preceding the grant and including a 30% discount, is no longer continued. No discount is applied anymore.

Members of the Board of Management are required to hold shares worth at least two times base salary (including vested shares that are still in the holding period). The shares are valued each year on the basis of the share price at the date of grant. The holding period of unconditionally awarded shares is two years and remains applicable in case the employment agreement is terminated.

The remuneration policy, the contracts with the Board of Management and the applicable variable compensation plan rules include provisions relating to the claw back, ultimum remedium and change of control as required by law.

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2013 Remuneration - Board of Management

The remuneration of the Board of Management for the financial year 2013 was determined using the 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010.

The 2013 appointment amendment and 2014 mutual consent termination of the employment agreement with Mr. Meurice on the conclusion of his activities as CEO

To realize a reliable transfer of his responsibilities to Messrs. Wennink and Van den Brink, the Supervisory Board and Mr. Meurice agreed on an amended role as per July 1, 2013, at which date Mr. Meurice ceased to be a member of the Board of Management. This change is due to a natural transition of responsibilities and is not due to performance, expected adverse evolution of the Company or difference of opinion.

The employment agreement of Mr. Meurice will continue until March 31, 2014. Until then, Mr. Meurice will remain available to provide advice to the Supervisory Board and/or Board of Management upon request, keep a professional interface with key decision makers at customers and partners and personally drive the execution of a number of strategic projects.

The benefits under the employment contract will be honored until March 31, 2014, in accordance with the 2010 Remuneration Policy. There will be no severance payment given the conclusion of the employment agreement by mutual consent.

The number of shares to be awarded from the performance shares granted in 2011, 2012 and 2013 have been calculated based on the performance of the last three completed years of assignment and on the intention of both the Supervisory Board and Mr. Meurice to have a fair final settlement upon termination, recognizing the added value of Mr. Meurice to ASML, ensuring a smooth transition to the Presidents and waiving any potential benefits upon termination. As a result, the number of shares to be awarded, subject to continued employment to December 31, 2013, will be 95% of the shares granted in 2011, 2012 and 2013 based on the actual performance in the period 2010-2012. The original grant date fair values for these conditionally granted performance shares are allocated over the period until the revised estimated vesting in 2014.

Grant program	Number of shares conditionally awarded	Modifier (last 3 year performance)	Fair value at grant date[1]	Number of shares unconditional per 2014	Total fair value[2]

2013	56,471	95%	55.47	53,647	2,975,799
2012	73,570	95%	37.33	69,891	2,609,031
2011	88,732	95%	28.29	84,295	2,384,706

1	The fair value of the shares as of the grant date.
2	Total fair value is calculated by multiplying the number of shares awards by the fair value at grant date.

A pro-rated compensation (consisting of 2013 base salary and at target short term incentive) will apply for the period January through March 2014. In addition, for the services in the first quarter of 2014, the share-based compensation element of Mr. Meurice’s remuneration will be settled in cash and calculated as 15,167.75 shares, multiplied by the share price effective as of the date of exit. The Company will reimburse reasonable repatriation and moving costs made.

Remuneration of the Presidents

Per July 1, 2013, base salary of the Presidents, Messrs. Wennink (President and CEO) and Van den Brink (President and CTO), was increased. The STI target level for Messrs. Wennink and Van den Brink remained at 60%. No changes were made to the Presidents’ conditional LTI awards for the financial year 2013.

Messrs. Wennink and Van den Brink hold employment contracts for an indefinite period of time, but, upon notification to the 2014 General Meeting of Shareholders, their appointment term will be changed from an indefinite term to a definite term of four years. If any, the severance payment at termination of employment will not exceed one-year base salary.

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Appointment new CFO

Per December 1, 2013 Mr. Nickl was appointed as Executive Vice President and CFO. Although Mr. Nickl will only be formally appointed as member of the Board of Management upon notification to the General Meeting of Shareholders to be held on April 23, 2014, his 2013 remuneration details are included in the 2013 compensation table. The remuneration package of Mr. Nickl is fully in line with the 2014 Remuneration Policy and the applicable Corporate Governance standards. Mr. Nickl will be appointed for a period of four years under a management services agreement. If any, severance is restricted to one time base salary.

ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares, to be awarded in 2014, subject to the performance conditions and a three year vesting period as applicable under the 2014 Remuneration Policy. The forfeited share and option awards had a vesting period which was shorter than the performance period applied by ASML and the majority of forfeited awards were not performance related.

2013 Remuneration Table - Board of Management and Former Board of Management

Effective January 1, 2013 the base salary increased by three percent for all members of the Board of Management which also impacts the variable remuneration, i.e. the STI and LTI, because it is calculated as a percentage of base salary. In 2013, the short-term performance criteria (4 out of 5 performance criteria were achieved on target or above target, and 1 performance criteria was achieved between target and threshold level), an actual short-term performance cash payout of 99.7 percent of the target STI (of 75 percent or 60 percent respectively of base salary) has been awarded. This results in a cash payout of EUR 1,995,744 representing 74.8 percent of Mr. Meurice’s base salary, 59.8 percent of Messrs. Wennink’s, Van den Brink’s, van Hout’s and Schneider-Maunoury’s base salary.

The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs incurred for the company in 2013, 2012 and 2011 under US GAAP and IFRS:

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	Fixed		Short-term (variable)	Long-term (variable)		Total Remuneration	Other

Board of Management	Financial Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Total[6] EUR	Pension EUR	Compensation Pension Premium[7] EUR	Other benefits and expense reimbursement[8] EUR

P.T.F.M. Wennink	2013	681,500	407,673	1,349,115	[3]	2,438,288	106,033	-	45,848
	2012	508,000	304,800	1,289,415	[4]	2,102,215	79,190	-	46,275
	2011	488,000	291,043	875,493	[5]	1,654,536	85,994	94,455	44,669
M.A. van den Brink	2013	697,000	416,945	1,429,197	[3]	2,543,142	112,481	-	45,920
	2012	538,000	322,800	1,366,039	[4]	2,226,839	83,990	-	47,540
	2011	517,000	308,339	927,912	[5]	1,753,251	91,243	181,826	45,502
W.U. Nickl[9]	2013	50,000	65,000[10]	-		115,000	4,547	-	12,936
	2012	-	-	-		-	-	-	-
	2011	-	-	-		-	-	-	-
F.J. van Hout	2013	458,000	273,976	1,182,907	[3]	1,914,883	71,164	-	42,910
	2012	445,000	267,000	1,131,676	[4]	1,843,676	69,110	-	37,313
	2011	428,000	255,259	832,201		1,515,460	75,134	9,735	35,190
F.J.M. Schneider-Maunoury	2013	446,000	266,797	1,150,392	[3]	1,863,189	69,244	-	28,426
	2012	433,000	259,800	1,144,137		1,836,937	67,190	-	28,889
	2011	416,000	248,102	676,945		1,341,047	56,475	4,290	28,313

	Fixed		Short-term (variable)	Long-term (variable)		Total Remuneration	Other

Former Board of Management	Financial Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Total[6] EUR	Pension EUR	Compensation Pension Premium[7] EUR	Other benefits and expense reimbursement[8] EUR

E. Meurice	2013	843,000	630,353	5,837,399	[3,11]	7,310,752	172,593	-	107,500
	2012	818,000	613,500	2,079,601	[4]	3,511,101	167,427	-	127,116
	2011	787,000	586,709	1,413,218	[5]	2,786,927	140,113	88,050	136,765

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS. The costs of share awards are charged to the consolidated income statement over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2013 include costs of the Board of Management performance share plan 2013, 2012 and 2011. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated income statement in the financial year in which the share awards vest. For actual number of share awards and more details see the details of shares held by members of the Board of Management.
3	The remuneration reported as part of the LTI (share awards) for the year 2013 includes an adjustment for the Board of Management performance share plan 2010 based on the actual number of share awards vested in 2013. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout, Mr. Schneider-Maunoury and for Mr Meurice amounts to EUR -63,035, EUR -66,795, EUR -55,376, EUR -53,748, EUR -101,740, respectively.
4	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and for Mr Meurice amounts to EUR -65,785, EUR -69,831, EUR -57,838, EUR -106,266, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr Wennink, Mr van den Brink and for Mr Meurice amounts to EUR -91,645, EUR -97,281, EUR -148,040, respectively.
6	This total reflects base salary, STI (cash) and LTI (share awards).
7	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
8	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
9	Mr. Nickl only joined ASML in December 2013 and was not part of the Board of Management as his appointment is still subject to the notification of the General Meeting of Shareholders 2014.
10	Mr. Nickl is partly compensated for his loss of 2013 variable income at his previous employer; he receives from ASML Euro 65,000 per month for every month in function in 2013.
11	The remuneration reported as part of the LTI (share awards) for the year 2013 mainly includes costs related to the accellerated vesting of the share awards for the share plans 2011, 2012 and 2013.

The maximum number of conditionally granted shares that the members of the Board of Management may acquire if specified performance criteria are achieved, provided that applicable employment conditions are met, is included in below overview of share awards. If such specified performance criteria are not achieved (and/or applicable employment conditions are not met), no performance shares will become unconditional.

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The tables below provide a comprehensive overview of conditional share awards that are in the performance period and unconditional share and option awards that are included in the lock up period or that have become free tradable in 2013.

Overview of share awards (as per December 31, 2013):

	At moment of grant						At moment of vesting					At end of lock-up period

Board of Management	Grant date	Status	Full control	Number	Fair[1] value EUR	Total[2] fair value EUR	Vesting date	Number		Share price at vesting EUR	Total[4] (pre-tax) market value EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total[5] (pre-tax) market value EUR

P.T.F.M. Wennink	4/19/2013	Conditional	No	35,035	55.47	1,943,391	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	45,689	37.33	1,705,570	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	54,974	28.29	1,555,214	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	54,974	22.93	1,260,554	2/1/2013	52,225		56.59	2,955,413	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	35,287	13.05	460,495	2/2/2012	30,246	[3]	33.92	1,025,944	2/2/2014	-	-	-
	2/4/2008	Unconditional	Yes	35,287	18.18	641,518	2/4/2011	30,246	[3]	31.81	962,125	2/4/2013	23,289	56.80	1,322,815

M.A. van den Brink	4/19/2013	Conditional	No	37,111	55.47	2,058,547	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	48,387	37.33	1,806,287	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	58,256	28.29	1,648,062	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	58,256	22.93	1,335,810	2/1/2013	55,343		56.59	3,131,860	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	37,458	13.05	488,827	2/2/2012	32,107	[3]	33.92	1,089,069	2/2/2014	-	-	-
	2/4/2008	Unconditional	Yes	37,458	18.18	680,986	2/4/2011	32,107	[3]	31.81	1,021,324	2/4/2013	24,722	56.80	1,404,210

W.U. Nickl[6]	-	-	-	-	-	-	-	-		-	-	-	-	-	-

F.J. van Hout	4/19/2013	Conditional	No	30,681	55.47	1,701,875	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	40,023	37.33	1,494,059	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	48,293	28.29	1,366,209	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	48,293	22.93	1,107,358	2/1/2013	45,878		56.59	2,596,236	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	31,021	13.05	404,824	2/2/2012	26,589	[3]	33.92	901,899	2/2/2014	-	-	-

F.J.M. Schneider- Maunoury	4/19/2013	Conditional	No	29,877	55.47	1,657,277	4/19/2016	-		-	-	4/19/2018	-	-	-
	4/18/2012	Conditional	No	38,944	37.33	1,453,780	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	46,886	28.29	1,326,405	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Unconditional	No	46,886	22.93	1,075,096	2/1/2013	44,542		56.59	2,520,632	2/1/2015	-	-	-

	At moment of grant						At moment of vesting					At end of lock-up period

Former Board of Management	Grant date	Status	Full control	Number	Fair[1] value EUR	Total[2] fair value EUR	Vesting date	Number		Share price at vesting EUR	Total[4] (pre-tax) market value EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total[5] (pre-tax) market value EUR

E. Meurice	4/19/2013	Unconditional	No	56,471	55.47	3,132,446	4/7/2014	53,647		-	-	4/7/2014	-	-	-
	4/18/2012	Unconditional	No	73,570	37.33	2,746,368	4/7/2014	69,891		-	-	4/7/2014	-	-	-
	4/13/2011	Unconditional	No	88,732	28.29	2,510,228	1/31/2014	84,295		-	-	1/31/2014	-	-	-
	2/1/2010	Unconditional	No	29,578	22.93	678,224	2/1/2013	28,099		56.59	1,590,122	1/2/2014	-	-	-
	2/1/2010	Unconditional	Yes	29,577	22.93	678,201	2/1/2013	28,098		56.59	1,590,066	10/1/2013	28,098	74.20	2,084,872
	2/1/2010	Unconditional	Yes	29,577	22.93	678,201	2/1/2013	28,098		56.59	1,590,066	7/1/2013	28,098	60.74	1,706,673
	2/2/2009	Unconditional	No	19,000	13.05	247,950	2/2/2012	16,287	[3]	33.92	552,455	1/2/2014	-	-	-
	2/2/2009	Unconditional	Yes	19,001	13.05	247,963	2/2/2012	16,286	[3]	33.92	552,421	10/1/2013	12,540	74.20	930,468
	2/2/2009	Unconditional	Yes	19,001	13.05	247,963	2/2/2012	16,286	[3]	33.92	552,421	7/1/2013	12,540	60.74	761,680
	2/4/2008	Unconditional	Yes	57,002	18.18	1,036,296	2/4/2011	48,859	[3]	31.81	1,554,205	2/4/2013	37,621	56.80	2,136,873

1	The fair value of the shares as of the grant date.
2	Total fair value is calculated by multiplying the number of shares awards by the fair value at grant date. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the share awards is charged to the consolidated income statement over the vesting period.
3	The number of shares included in the lock-up period were reduced in 2012 as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buy back for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 37,621 shares, 23,289 shares, 24,722 shares and 20,473 shares, respectively. The number of shares vested in 2011 after the synthetic share buy back for Mr. Meurice, Mr. Wennink and for Mr. van den Brink was 37,621 shares, 23,289 shares and 24,722 shares, respectively.
4	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the vesting date.
5	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the end of lock-up period.
6	Mr. Nickl only joined ASML in December 2013 and was not part of the Board of Management as his appointment is still subject to the notification of the General Meeting of Shareholders 2014.

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Below an overview is provided of the actual outstanding share awards of each individual member of the Board of Management per December 31, 2013 (i.e. reflecting the development in the number of ASML shares held during 2013).

Details of shares held by members of the Board of Management:

	Dec. 31, 2013

Board of Management	Jan. 1, 2013	Shares vested	Shares sold[1]	Total	Free tradable[2]	With lock-up restriction[2]

P.T.F.M. Wennink	21,775	52,225	38,697	35,303	-	35,303
M.A. van den Brink	23,115	55,343	41,027	37,431	-	37,431
W.U. Nickl[3]	-	-	-	-	-	-
F.J. van Hout	9,571	45,878	24,429	31,020	-	31,020
F.J.M Schneider-Maunoury	-	44,542	16,603	27,939	-	27,939

	Dec. 31, 2013

Former Board of Management	Jan. 1, 2013	Shares vested	Shares sold[1]	Total	Free tradable[2]	With lock-up restriction[2]

E. Meurice	47,196	84,295	106,000	25,491	-	25,491

1	Shares sold in 2013 includes sell to cover for tax purposes.
2	All shares are held by an independent third party trust.
3	Mr. Nickl only joined ASML in December 2013 and was not part of the Board of Management as his appointment is still subject to the notification of the General Meeting of Shareholders 2014.

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2013 Remuneration - Supervisory Board

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels

There were no changes to the remuneration of the Supervisory Board in 2013. The remuneration arrangement is set out in the table below.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. Furthermore, the Supervisory Board does not receive benefits upon termination of employment.

Supervisory Board fee levels

Role	Annual (fixed) fee EUR	Audit Committee EUR	Other committees EUR

Chairman	70,000	15,000	12,000

Non-European member[1]	80,000	10,000	8,000

European member[1]	50,000	10,000	8,000

1	In addition to the annual (fixed) fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role.

Additional reimbursements

In addition, in 2013, ASML paid a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Share ownership

Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently ownes shares or options on shares of the Company.

Loans

The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

Remuneration 2014

The remuneration of the Supervisory Board has been reviewed and will be adjusted effective as of April 1, 2014 subject to approval by the General Meeting of Shareholders to be held on April 23, 2014.

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Remuneration awarded in 2013

In the following table, an overview is presented with regard to the remuneration awarded to Supervisory Board members in 2013.

Supervisory Board remuneration in 2013

Year ended December 31	2013	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other[1,2]

Arthur P.M. van der Poel	96,000	70,000		10,000		-		8,000		8,000		-
OB Bilous	112,000	80,000		-		-		11,000	[4]	11,000	[4]	10,000
Fritz W. Fröhlich	76,000	50,000		15,000		-		6,000	[5]	-		5,000
Hendrika (Ieke) C.J. van den Burg	58,000	50,000		-		8,000		-		-		-
William T. Siegle	29,133	25,333	[5]	-		-		-		3,800	[5]	-
Pauline F.M. van der Meer Mohr	58,000	50,000		-		8,000		-		-		-
Doug Grose[3]	94,000	80,000		-		-		6,000	[5]	8,000		-
Clara Smits-Nusteling[3]	60,000	50,000		10,000		-		-		-		-
Wolfgang H. Ziebart	71,500	50,000		2,500	[5]	11,000	[4]	-		8,000		-

Total	654,633	505,333		37,500		27,000		31,000		38,800		15,000

1	To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, one US member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role.
3	During 201 3 Doug Grose and Carla Smits-Nusteling were appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.
4	Amount differs from the annual compensation due to a role change from member to chairman of the committee.
5	Amount differs from the annual compensation as the member was not part of the committee for the full year.

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